Chain Bridge Bancorp, Inc. 1445-A Laughlin Avenue McLean, VA 22101 703-748-2005 chainbridgebank.com

October 1, 2024

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

Office of Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Christian Windsor and Madeleine Joy Mateo

Re:	Acceleration Request for Chain Bridge Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-282102)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Chain Bridge Bancorp, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-282102 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on October 3, 2024, or as soon as practicable thereafter.

Please contact Catherine M. Clarkin of Sullivan & Cromwell LLP via telephone at (212) 558-4175 or via e-mail at (clarkinc@sullcrom.com) with any questions and please notify her when this request for acceleration has been granted.

* * *

Very truly yours,

By	/s/ John J. Brough
	Name:	John J. Brough
	Title:	Chief Executive Officer

cc:	Catherine M. Clarkin

(Sullivan & Cromwell LLP)